UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

WINNEBAGO INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Iowa	001-06403	42-0802678
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

P. O. Box 152, Forest City, Iowa		50436
(Address of principal executive offices)		(Zip Code)

Stacy L. Bogart
(952) 828-8439
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit.

A copy of Winnebago Industries, Inc. (“Winnebago’s”) Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017 is provided as Exhibit 1.01 hereto and is publicly available at www.winnebagoind.com under the “Company-Investor Relations” tab. Winnebago’s determination and related due diligence efforts are included in Winnebago’s Conflict Minerals Report and incorporated by reference herein.

Section 2 - Exhibits

Item 2.01    Exhibits

The following Exhibit 1.01 is filed as part of this Specialized Disclosure Report on Form SD.

Exhibit Number	Description
1.01	Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WINNEBAGO INDUSTRIES, INC.

Date:	May 31, 2018	By	/s/ Stacy L. Bogart
Stacy L. Bogart
Vice President, General Counsel and Secretary

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